UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Great Wolf Resorts, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

391523107

(CUSIP number)

February 14, 2012

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 391523107	Page 2 of 9 Pages

(1)	Names of reporting persons HG Vora Special Opportunities Master Fund, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,913,000
(7) Sole dispositive power 0
(8) Shared dispositive power 2,913,000
(9)	Aggregate amount beneficially owned by each reporting person 2,913,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.95%
(12)	Type of reporting person (see instructions) OO (Cayman Islands exempted company)

SCHEDULE 13G/A

CUSIP No. 391523107	Page 3 of 9 Pages

(1)	Names of reporting persons HG Vora Capital Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,913,000
(7) Sole dispositive power 0
(8) Shared dispositive power 2,913,000
(9)	Aggregate amount beneficially owned by each reporting person 2,913,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.95%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G/A

CUSIP No. 391523107	Page 4 of 9 Pages

(1)	Names of reporting persons Parag Vora
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,913,000
(7) Sole dispositive power 0
(8) Shared dispositive power 2,913,000
(9)	Aggregate amount beneficially owned by each reporting person 2,913,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.95%
(12)	Type of reporting person (see instructions) IN

Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

Great Wolf Resorts, Inc. (the “Issuer”)

(b) Address of principal executive offices

525 Junction Road, Suite 6000

South Madison, WI 53717

Item 2.	(a) Name of Person Filing

This statement is filed by:

(i) HG Vora Special Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Fund”);

(ii) HG Vora Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”); and

(iii) Parag Vora, an individual (“Mr. Vora”).

The foregoing persons hereinafter sometimes are collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached as Exhibit 1 hereto.

(b) Address of principal executive offices

The business office address of the Fund is Queensgate House, South Church Street, Grand Cayman, KY1-1108, Cayman Islands, and the business office address of the Investment Manager and Mr. Vora is 870 Seventh Avenue, Second Floor, New York, NY 10019.

(c) Citizenship

The Fund is a Cayman Islands exempted company, the Investment Manager is a Delaware limited liability company, and Mr. Vora is a United States citizen.

(d) Title of Class of Securities

Common Stock, $0.01 par value per share (the “Common Stock”).

(e) CUSIP Number

391523107

Item 3.	Not applicable.

Page 6 of 9 Pages

Item 4.	Ownership.

A. HG Vora Special Opportunities Master Fund, Ltd.

(a) Amount beneficially owned:

As of December 31, 2011, directly owned: 2,913,000 shares of Common Stock.

(b) Percent of class:

8.95%. The percentages used herein and in the balance of this Item 4 are rounded to the nearest tenth and based on 32,562,073 shares of the Issuer’s Common Stock outstanding as of November 4, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2011.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,913,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,913,000

B. HG Vora Capital Management, LLC

(a) Amount beneficially owned:

As of December 31, 2011, may be deemed to have beneficially owned: 2,913,000 shares of Common Stock.

(b) Percent of class:

8.95%.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,913,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,913,000

Page 7 of 9 Pages

C. Parag Vora

(a) Amount beneficially owned:

As of December 31, 2011, may be deemed to have beneficially owned: 2,913,000 shares of Common Stock.

(b) Percent of class:

8.95%.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,913,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,913,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Page 8 of 9 Pages
Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.

By:	/s/
Name:
Title:

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/
Name:
Title:

PARAG VORA

/s/
Parag Vora